OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE COMPANY

1.   Name of issuer: CTC Ventures, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Corey Lewis
Dates of Board Service:	05/05/2020-Present
Principal Occupation:	Business Owner
Employer:	1AND1 Life
Dates of Service:	1/2017-Present
Employer's principal business:	Digital Wellness Media
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO
Dates of Service:	05/05/2020 - Present

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	1AND1 Life
Employer's principal business:	Digital Wellness Media
Title:	CEO
Dates of Service:	1/2017-Present
Responsibilities:	Manage day to day business activities.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Corey Lewis	Thomas Drew	Chris Benson
Title:	CEO	Secretary	Treasurer
Dates of Service:	05/05/2020 - Present	05/05/2020-Present	5/05/2020-Present
Responsibilities:	Owner/Operator	Maintain records and administrations while organizing and managing correspondences, databases and workloads.	Oversee all budgets, fundraising, financial planning and manage all book keeping .
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	1 AND1 Life, Inc	1 AND1 Life, Inc	Baycrest Partners
Employer's principal business:	Digital Media Health and Wellness	Digital Media Health and Wellness	Financial Brokerage Institution
Title:	CEO	Co-Founder	Equity Derivatives Broker
Dates of Service:	January 2017-Present	January 2017-Present	9/15/2020-Present

OFFERING STATEMENT

10,000	Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Responsibilities:	Strategic development & marketing, product management	Strategic development & marketing, product management	Legal counsel and management for brokerage activity of firms clients
Employer:			GFI Securities LLC
Employer's principal business:			Financial Services
Title:			Equity Derivatives Broker
Dates of Service:			April 2018-April 2020
Responsibilities:			Provide brokerage services, trade execution and market data for clients

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	Voting Power Prior to Offering
Corey Lewis	3,000,000 Common Stock	**100%**

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

CTC VENTURES

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

CONFIDENTIAL

CTC Ventures, Inc.

Clean Transformative Conscious

executive summary

Prepared May 2020

Table of Contents

Opportunity

The Opportunity

Problem Worth Solving

Within the next five years, the global hemp-derived CBD market is expected to bring in an over $20 billion, growing at a compound annual growth rate (CAGR) of 30.7% between now and 2024. CBD can be integrated into just about every lifestyle.

In order to take advantage of this global movement online products sales will be a very important strategy.

Selling CBD online is perhaps the easiest way to market the popular product, which can be transformed into a wide range of products, including:

- oils,
- supplements,
- sprays,
- topical balms,
- capsules,
- and a whole lot more.

Sales of CBD and hemp oil products in the U.S. reached $238 million in 2018 – that's a 57%

FP: truCrowd

CTC
VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

increase from the previous year.

What is hemp
"Hemp" refers primarily to *Cannabis sativa* L. (Cannabaceae), although the term has been applied to dozens of species representing at least 22 genera, often prominent fiber crops. *Cannabis sativa* is a multi-purpose plant that has been domesticated for bast (phloem) fiber in the stem, a multi-purpose fixed oil in the "seeds" (achenes), and an intoxicating resin secreted by epidermal glands. The common names hemp and marijuana have been applied loosely to all three forms, although historically hemp has been used primarily for the fiber cultigen and its fiber preparations, and marijuana for the drug cultigen and its drug preparations. The current hemp industry is making great efforts to point out that "hemp is not marijuana."

What is CBD
CBD is the wellness product of the moment! If you live in a state where it's currently legal, you might feel like CBD has gone from being sort of around to absolutely everywhere all at once. Coffee shops sell CBD lattes, spas offer CBD facials, beauty companies are rushing to release lotions with CBD or hemp oils in their formulas.
Even though CDB has entered in the health and wellness marketplace, many people find the CBD products a little confusing. People are not sure how to use the products and are not sure how legit they are.
CBD, short for cannabidiol, is a chemical compound from the Cannabid sativa plant, which is also known as marijuana. It's a naturally occurring substance that's used in products like oils and edibles to impart a feeling of relaxation and calm. Unlike its cousin, (THC), which is the major active ingredient in marijuana, CBD is not psychoactive.

What is Cannabis
The University of Washington - Cannabis is derived from the cannabis plant (cannabis sativa). It grows wild in many of the tropical and temperate areas of the world. It can be grown in almost any climate and is increasingly cultivated by means of indoor hydroponic technology. The main active ingredient in cannabis is called delta-9 tetrahydro-cannabinol, commonly known as THC. This is the part of the plant that gives the "high." There is a wide range of THC potency between cannabis products.

The difference between hemp / CBD / Marijuana

4 Key Differences Between Hemp and Marijuana
As varieties of the same plant species, hemp and marijuana share many similarities and can even appear exactly alike. With contrasting legal regulations and very different effects and usages, you definitely do not want to get these two confused.
To understand just how different these two are, consider these 4 key differences between hemp and marijuana.

Hemp vs Marijuana: Composition
The defining characteristic between hemp and marijuana is the chemical composition contained within each plant.
Both hemp and marijuana can produce high amounts of CBD, the non-intoxicating cannabis compound; however, THC is produced at very different levels.
While hemp can contain no more than 0.3% THC by dry weight, marijuana can contain up to 30% THC content.

Hemp vs Marijuana: Legality
Due to the difference between their levels of THC, hemp and marijuana are regulated very differently under the law.
While hemp was previously regulated as an illegal substance under the Controlled Substance Act of 1970, it was removed as an illegal substance under the Agricultural Improvement Act of 2018,

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

which federally legalized hemp and hemp-derived products that contain no more than 0.3% THC.

Marijuana, on the other hand, is still treated as a controlled substance and is federally illegal under the Controlled Substance Act.

Hemp vs Marijuana: Cultivation

Hemp and marijuana are harvested for different purposes so, naturally, they require different growing conditions.

Marijuana varieties are selectively bred in controlled environments which are designed to optimize the breed's characteristics and produce female plants that yield budding flowers. To properly cultivate a marijuana or cannabis plant, a grower must pay close attention to the plant at each stage of its life cycle and maintain exact conditions in its environment, such as proper temperature, lighting, and humidity.

In contrast, hemp is grown to maximize its size and yield. To achieve this, hemp is typically grown outdoors and does not require the level of control and attention that is necessary to grow marijuana.

Hemp vs Marijuana: Usage

Hemp and marijuana each offer a range of usages which are unique to their composition. As a powerful psychoactive agent, THC can directly bind to the CB1 and CB2 receptors in the Endocannabinoid System, which induces the mind-altering, euphoric effects referred to as being "high."

While marijuana is commonly recognized for its recreational uses, studies have revealed its potential in a wide variety of therapeutic applications.

In comparison, hemp is harvested to produce a wide variety of products including, but not limited to:

- industrial products such as paper, clothing, building materials, and plastic
- Food products such as cooking oil, hemp flour, and hemp seed-based products
- Medicinal products such as CBD oil tinctures and CBD-infused topicals

Hemp Derived CBD vs Marijuana Derived CBD

When it comes to CBD and the case of hemp and marijuana, we are faced with yet another important subject that must be addressed.

CBD can be derived from either hemp or marijuana, however, given the unique characteristics of each plant, one would assume that the CBD derived from each plant is different in some way. https://medium.com/cbd-origin/hemp-vs-marijuana-the-difference-explained-a837c51aa8f7

The Farm Bill

The **Hemp Farming Act** of 2018 was a proposed law to remove hemp (defined as cannabis with less than 0.3% THC) from Schedule I controlled substances and making it an ordinary agricultural commodity. Its provisions were incorporated in the 2018 United States farm bill that became law on December 20, 2018.

The 2018 Farm Bill is more expansive allows hemp cultivation broadly, not simply pilot programs for studying market interest in hemp-derived products. It explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law.

Our Solution

CTC Ventures is the parent company and will create an online eCommerce CBD platform for white labelled products.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC Holding will utilized only the best and proven successful products to place our label on.

The Future of Retail

Cannabidiol (CBD) oil products has helped millions of people with their medical ailments and has now become one of the fastest growing products in the U. S. aided by the passage of the 2018 Farm Bill. By 2022, the Brightfield Group, a cannabis and CBD market research firm, says sales are expected to reach $22 billion. CBD Vending Pros objective is to provide outstanding cutting-edge equipment and service to each of its' Customers in order to help them live better lives.

CBD Health Benefits

Research studies now show that CBD can help alleviate a large number of health issues making its use consistent with your active lifestyle. Anytime CBD's products are formulated to combat and help relieve

- Inflammation
- Muscle pain/soreness
- Stress/anxiety
- Sleep disorders PTSD
- Arthritis
- Diabetes
- Depression
- Epilepsy
- Parkinson's
- And a host of other conditions

Our products will also be marketed with an educational campaign to make sure the people understand how to use the products.

Target Market

One in seven Americans say they personally use cannabidiol- (CBD-) based products, which have proliferated since last year's passage of a federal law legalizing this hemp form of cannabis. Younger Americans and those in the Western U.S. are most likely to report using these products, which are widely touted for their therapeutic benefits without any psychoactive effects because they contain a low level of THC.

While the FDA is still researching the uses and effectiveness of CBD products, marketers claim they have a wide variety of medical and therapeutic benefits. CBD users in the U.S. cite relief from pain (40%), anxiety (20%), insomnia (11%) and arthritis (8%) as the top reasons for use.

Market Analysis and Insights: Global Cannabidiol (CBD) Market - The global Cannabidiol (CBD) market is valued at 553.7 million US$ in 2020 is expected to reach 4268.3 million US$ by the end of 2026, growing at a CAGR of 33.5% during 2021-2026.

Top 10 CBD Facts and Stats

- The US CBD market had a marvelous growth of 706% in 2019.

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

CTC VENTURES

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

- 91% of Americans are in favor of legalizing cannabis for medical or recreational purposes.

- The market is filled with CBD products of questionable quality.

- The pet CBD market increased by 946% between 2018 and 2019.

- The most popular method of consuming CBD oil is sublingual administration.

- A shift in public opinion regarding the legalization of cannabis, especially as it relates to the medical use of cannabis:

- Increasing momentum toward legalization in many states, particularly for medical uses:

- The federal government's current relaxed enforcement posture toward cannabis-related activities that are legal under state law:

Competition
Current alternatives
Nowadays, the Web is the place to be when you want to communicate and reach out to others. Everybody who wants to be a part of the CBD market boom has to utilize the online space most efficiently.
There is so much competition that to succeed in this environment CTC has to implement a well thought out plan.
When you google CDB products online there are hundreds of sites that come up. These sites are offering very similar CBD products. The customer has a lot to choose from.
Our advantages
Our knowledge and experience in the CBD marketplace will give CTC Ventures a very strong advantage. This combined with the use of technology, influencer marketing, and educational strategies will ensure that we find our place in this ever-changing marketplace.
Our primary focus will be in the areas below;

SEO implemented strategy
- SEO will be at the forefront of all of the online activity. The goal will be to drive potential and returning customers to the CTC Ventures site to purchase their CBD products.

US Made, Top Quality CBD Products
- Our Products are all made in the US with Top Grade Plants.
- CBD Has Many Healing and Calming Qualities Without the "High Factor"
- Our Products are medical Grade and Guaranteed for Quality

Fully Automated Order Fulfillment
- We will utilize technology to manage the overall all order fulfillment experience. It is important that our customers know that they come first. With the proper use of this technology we will ensure that our customers have a great pre and post sales experience.

CTC
VENTURES

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

We will also focus on the following;
- The types of CBD products to offer
- Who is our target customer?
- Choosing the right supplier

Company
Overview
Ownership & Structure
CTC Ventures has been formed as New York based Corporation in May of 2020.
Why Us?
CTC Ventures Inc. is company that has a focus on product and distribution of retail products via online sales.
CTC Ventures implement a digital marketing strategy of placing advertisements and post that will drive business to our online sales web site.
Our understanding of the CBD industry combined with the use of technology will enable CTC to gain its place in the online CBD vending marketplace. The CBD products will come from well-established vendors that already have a following.
Team
Management Team
The management team for this business enterprise consist of seasoned professionals in all aspects of business development.
Corey Lewis is a focused, resilient and humble young man. He is comfortable communicating and engaging with people from all ages and socio-economic backgrounds, including entrepreneurs and celebrity clientele. Corey played football in the Big Ten Conference at The University of Illinois and was Academic All Big-Ten for three years, as well as the Big Ten Distinguished Scholar award winner. After a successful college football career, Corey had a short stint as a professional football player. He was able to persevere through four ACL surgeries and seven knee surgeries during his college and professional career. These trials and tribulations strengthened him, and his research and work ethic resulted in a personal training certification from ACE (American Council of Exercise). Following football, Corey's life experiences served as the catalyst for the development of the 1and 1 Life platform.
Corey was able to further develop his leadership and communication skills as the second president for The University of Illinois chapter for Uplifting Athletes. In that leadership role he was able to help raise over $10,000 for rare disease research. He loves to participate and volunteer in programs and events that provide an opportunity to give back and raise money for worthy causes.
Corey earned his undergraduate degree in Communications and his Master's Degree in Sports Administration. He utilizes his education and knowledge in assisting others to reach their personal health and fitness goals. He has combined education, lifestyle and inter-personal skills into a personal brand. Corey inherited his mother's humble, engaging and hard-working spirit. His desire to become an entrepreneur comes from his father's side of the family and uncle.
His company 1and1 Life provides an opportunity for him to share his knowledge through a platform that focuses on health and wellness, while being as engaging and accessible as possible.
Out of all the
things that drive and motivate him, the one thing that wakes him up every morning is his desire to help people reach their fitness goals. For him, It doesn't matter how fast you progress. What matters is putting the right foot forward every day and having the mindset of improvement, no matter how long it is, or how long it takes. When it comes to making you better, I'm all in. Let's

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

make it happen!

Advisors

CTC recognizes that having the proper business advisors is a key to running a successful business. The advisors of CTC have proven experience in the CBD industry. CTC Ventures has legal counsel, accounting, business consultants and marketing partners to support their strategic business plan.

Execution

Business Model

The business model and strategy for CTC has been well defined. The pillars of this strategy are listed below.

CBD Marketing
- Everywhere you look online, whether it is in the form of a CBD-focused advert that grasps your attention on Facebook, a search engine optimized CBD advertising campaign that points to an online store via Google, the surge in CBD marketing is hard to ignore.

Finding new customers
- According to a study conducted by High Yield Insights, approximately 40% of U.S. consumers aged 21 and above claim that they would consider trying CBD. This figure will grow and so, finding new customers by tapping into the power of CBD marketing will be essential to our success.

Differentiating our brand
- The CBD space is growing, and more companies being established on a daily basis. We will focus on our differentiation of our brand from the rest. We will provide our audience with constant education.

Retaining customers
- CBD marketing can help us attract recurring customers. We will develop and implement different types of campaigns and incentive programs to keep our customers coming back.

Great customer experience
- Our website will utilize the latest technology to ensure a great customer experience. We recognize that with many sites to choose from, the customer engagement experience will be the most important factor in retaining customers.

Marketing & Sales

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Understanding the CBD Market

Before you can effectively market CBD, you need a grounding in the subject, as the laws governing cannabidiol have changed dramatically in recent years.

CBD is a byproduct of the hemp plant. Unlike cannabis, another hemp byproduct, CBD is non-intoxicating and non-psychoactive. The compound in cannabis that causes feelings of intoxication, THC, is present in much lower concentration in CBD. This means that consumers can ingest CBD products therapeutically anywhere and at any time and feel no intoxicating effects.

The passage of the 2018 Farm Bill has changed this entire industry.

That bill legalized hemp production for the first time under federal law. It also legalized the production of CBD, as long as that CBD does not contain THC levels above a certain threshold. This, for the first time, opened the door to production and sale of CBD products on a mass scale. And that's precisely what happened, as large corporations entered the CBD space in force, turning the product from a niche concern to an overnight consumer phenomenon.

A Health and Wellness Craze

Consumers are always seeking natural alternatives to make them look and feel better. CBD, much like kale, quinoa and gluten-free, has everything necessary to become a consumer wellness craze. It is readily available, fairly inexpensive, natural and backed by some significant research attesting to its efficacy.

Now, CBD use is regarded by some as a natural, non-habit-forming alternative to pharmaceuticals.

Consumers have also come under the belief that what's good for them is good for their pets. CBD-infused animal products are the fastest-growing segment within the pet industry, as consumers extend their passion for natural health and wellness alternatives to their pets.

Core CBD Marketing Strategies

Brand Strategy

- Develop a targeted brand strategy. Exit 6 will focus on market differentiation. Our brand positioning will show how our vending machines will contain top of the line products while utilizing technology to ensure the products are always available.

Influencer Marketing

- An influencer marketing campaign will be introduced with the relationships that have been established with proven social media influencers to help promote our products.

Use of Technology

- We will employ SEO best practices as well as geofencing technology to ensure our customers will always know where our vending machines are located.

Understanding Regulations

- The regulations for this industry are changing daily. We will stay on top of evolving industry regulations and practices. Marketing and advertising in the CBD space has been slowed by uncertainty over its legal status (while CBD is federally legal, its status in some individual states remains unclear).

Content Marketing

- We have developed a smart content marketing plan. While there is widespread consumer interest in CBD, the fact remains that most people know very little about the subject. They may have concerns about CBD being intoxicating or illegal, even though neither may be true. Our content marketing strategy centered around education and awareness can help educate consumers.

- The content strategy will include educational posting, informational webinars, and drip

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

marketing educate our potential customers, create a following and convert them to regular customers.

Milestones & Metrics
Milestones Table

Milestone	Due Date
Develop the Executive Summary & Strategic Marketing Plan	May, 2020
Developed the Offering Statement and Crowdfunding Strategy	June, 2020
Implement the Crowd Funding Campaign Utilizing Macro Influencer Strategies	July, 2020
Source White Label Products for Distribution	August, 2020
Scale B2B and B2C opportunities	September, 2020
Leverage IP and Sales for Increased ROI	November, 2020

7 Key Metrics

1. Revenue Growth

Revenue is the key metric we will use to measure our financial performance. Obviously, earning the highest amount of revenue possible is ideal, but the metric that's more indicative of our business' financial performance is year-over-year revenue growth.

2. Average Fixed Costs

We will determine how much our business will have to pay for each unit of our product before we account for our variable costs needed to actually produce our products.

Our average fixed cost, is our total fixed cost divided by our total number of units produced.

3. Average Variable Costs

Variable costs are the cost of all the labor and materials used to produce a unit of our product. Our variable costs directly depend on the amount of product we sell, so the more units we sell, the higher our variable costs, and the less units we sell, the lower our variable costs.

4. Contribution Margin Ratio

Contribution margin is calculated by subtracting the variable costs required to produce one unit of product from the revenue it generated.

5. Break Even Point

Our business' break-even point is the quantity of product we must sell so that our total revenue equals our total costs. To calculate our break-even point, we will add up all our fixed costs and divide them by your contribution margin or the difference of our total sales revenue and total

FP: truCrowd

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

VENTURES

OFFERING STATEMENT

10,000	Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

variable costs.

6. Cost of Goods Sold

Our business' cost of goods sold is the cost of acquiring or making the products you sold during a certain time period, like material, manufacturing, and labor costs. In other words, they're our cost of sales or cost of doing business.

Tracking our cost of goods sold, or COGS, is important because they directly affect our business' bottom line.

7. Gross Profit Margin

Our gross profit is calculated by subtracting our COGS from your total revenue and reveals our business' production efficiency or ability to optimize your material, manufacturing, and labor costs. However, since gross profit is a pure dollar amount and not a percentage of our revenue, it can increase even when our financial performance declines.

So to truly understand your business' financial performance, it's better to measure gross profit margin, which is our gross profit as a percentage of our revenue, instead of measuring gross profit. If our gross profit margin continues to climb over time, it's a good indication that our business' financial health is in good shape.

Financial Plan
Sources & Uses Statement

FP: truCrowd

CTC
VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

This is a brand-new company. We were formed in 2020, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe In the idea and the market opportunity, the quality of the team, and the direction of the business to date.

You can lose 100% of your investment. Many small business startups like the Company **fails.** Retail and eCommerce is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Team risks. Our core strategic team is small, consisting of one founder, but our key activities (e.g., Retail, Distribution and Operations) are presently outsourced to third parties, though closely managed. The founder have developed a strategic and effective working relationship. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The Hemp/CBD market is subject to macroeconomic pressures. In an economic downturn, Hemp and CBD products may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

We will have access to your investment proceeds without regard to any minimum dollar amount that we raise. There can be no assurance that we will raise sufficient funds to commence operations which may result in the entire loss of your investment.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

We have limited operations to date. We have limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations. Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry. As a result, investors may lose their entire investment.

Our rental obligations and working capital requirements will put significant strain on our operations and cash flow. Our monthly rental obligations and working capital requirements are substantial. Until the sale of our products, if at all, we will require the proceeds of this offering to implement our business plan. If our digital or retail sales are slow, or we do not generate sufficient revenues from our company, it is unlikely that the Company will be able to make interest payments or repay the outstanding principal balance. Should this occur, you will lose your entire investment.

We may not generate sufficient revenues to satisfy our contractual obligations. Our operating costs and capital requirements may prohibit us from paying interest or providing a ROI. Moreover, if costs and capital expenditures exceed revenues, we will not be able to repay the outstanding principal balance due.

If we are unable to obtain capital, we may not be able to pay our debt obligations as they become due, and there is substantial doubt about our ability to continue as a going concern. We may not generate sufficient cash flows from operations to retire our debt. Our ability to continue as a going concern is dependent upon our becoming profitable in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. However, there can be no assurance that we will be successful in achieving these objectives.

We will need additional capital to sustain our operations and will likely need to seek further financing, which we may not be able to obtain on acceptable terms or at all. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised. We have limited capital resources and operations. We require substantial capital to commence operations. We may not be able to obtain additional financing on terms acceptable to us, or at all. We have no commitments for further funding.

We face intense competition and many of our competitors have greater resources that may enable them to compete more effectively. The industry in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines.

We depend on our management, certain key personnel and board of directors, as well as our ability to attract, retain and motivate qualified personnel. Our future success depends largely upon the experience, skill, and contacts of our officers and directors, and the loss of the services of these officers or directors, particularly our chief executive officer and chairman of our board of directors, may have a material adverse effect upon our business.

FP: truCrowd

CTC
VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000	Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Additionally, our revenues are largely driven by several employees with particular expertise in cannabis-related security, marketing and operations. If one of these key employees were to leave, it would negatively impact our short and long- term results from operations. Shortages in qualified personnel could also limit our ability to successfully implement our growth plan. As we grow, we will need to attract and retain highly skilled experts in the cannabis industry, as well as managerial, sales and marketing, security and finance personnel. There can be no assurance, however, that we will be able to attract and retain such personnel.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to identify distribution channels, invest, close and penetrate the market is dependent on its ability to maintain successful relationships with consumers. Beyond the Company's limited financial means, other external factors such as the level of available products and the number of competitive investors. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business.

Various economic and public health conditions can have a significant negative impact on our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

We will have broad discretion on how the net proceeds of this private placement are utilized. The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that this offering reaches the maximum amount. Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

CTC VENTURES

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE OFFERING

9.   What is the purpose of this offering?

To raise capital for research and product development.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	$9,200.00	$984,400.00
Use of Net Proceeds		
Marketing & PR	$2,000.00	$200,000.00
Legal & Accounting	$2,000.00	$20,000.00
Business Development	$5,000.00	$650,000.00
Salaries	$0.00	$100,000.00
General Operating Capital	$200.00	$14,400.00
Total Use of Net Proceeds	$9,200.00	$984,400.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceed have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common Stock

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
	10,000,000	3,000,000	Yes ☑ No ☐	Yes ☐ No ☐
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**


Low Bound
$ 2,960,000
Pre-money valuation
$ 3,329,757
High Bound
$ 3,700,000
5 Valuation Methods
$ 5,118,177
Scorecard
$ 2,565,333
Checklist
$ 1,143,286
Venture Capital
$ 3,099,129
DCF with LTG
$ 3,915,688
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,329,757.**

The company has elected to go with a slightly more conservative valuation of $3,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

New company, no financial history.

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

CTC Ventures, Inc.
For the Year Ended December 31, 2020
With Independent Accountant's Review Report

FP: truCrowd


VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC VENTURES, INC.

Financial Statements

For the Year Ended December 31, 2020

Contents

VENTURES

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
CTC Ventures, Inc.
New York, New York

I have reviewed the accompanying financial statements of CTC Ventures, Inc., which comprises the balance sheet as of December 31, 2020 and the related statement of income, changes in stockholders' equity, and cash flows from May 5, 2020 (the date of inception) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
March 26, 2021

2

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(This page intentionally left blank.)

CTC VENTURES

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC Ventures, Inc.

Balance Sheets

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Property plant and equipment:	-
Total assets	$ -
Liabilities and Stockholders'' Equity	
Current liabilities:	
Accrued interest	-
Credit card payable	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Stockholders' equity:	
Common Stock, par value $0 *(note 3)*	
Authorized Shares – 1,000 ,000	
Issued and outstanding shares, 0	-
Paid-in Capital	160
Retained deficit	(160)
Total Stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See Independent Accountant's Review Report.

4

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC Ventures, Inc.

Statement of Operations

	Period from May 5, 2020 (inception) to December 31, 2020
Revenue	$ -
Expenses:	
Advertising and marketing	-
Bank charges	-
Legal expenses	-
Start-up costs	160
Total operating expenses	160
Net Loss	$ (160)

See Independent Accountant's Review Report.

5

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC Ventures, Inc.

Statements of Changes in Stockholders'' Equity

	Stockholders' Equity
Balance at May 5, 2020 (inception)	$ -
Plus: Stockholders'' contributions	160
Less: Net loss	(160)
Balance at December 31, 2020	$ -

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

10,000	Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC Ventures, Inc.

Statements of Cash Flows

	Period from May 5, 2020 (inception) to December 31, 2020
Operating activities	
Net Loss	$ (160)
Increase (decrease) in trades payables	
Net cash used by operating activities	(160)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	160
Net cash provided by financing activities	160
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC Ventures, Inc.
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

CTC Ventures, Inc., (the Company) is a development stage New York corporation that was formed on May 5, 2020. The financial statements of CTC Ventures (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

CTC Ventures will create an online eCommerce CBD platform for white labelled products, combined with their business expertise, use of digital marketing strategy of placing advertisements, influencer marketing, and educational strategies they plan to stand out and maintain their position in ever-changing marketplace.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.

8

FP: truCrowd

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

CTC Ventures, Inc.
Notes to Financial Statements (continued)
December 31, 2020

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction.

See Independent Accountant's Review Report.

9

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CTC Ventures, Inc.
Notes to Financial Statements (continued)
December 31, 2020

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, March 26, 2021, the company has no commitments or contingencies.

4. Subsequent Event

Management has evaluated subsequent events through March 26, 2021, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.

10

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

	10,000 Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website: www.CTCventures.net

FP: truCrowd

VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of “held of record” for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

CTC VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between CTC Ventures, LLC ("Seller") and _____("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

> **WHEREAS,** Seller is the record owner and holder of shares of the capital stock of **CTC Ventures, LLC** (the "Company"), a New York Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

> **NOW, THEREFORE,** in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of Common Stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be $1.00 (one dollar and zero cents) for an aggregate purchase price of _____ (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
   (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of New York *[insert state of incorporation]* and has full power and

OFFERING STATEMENT

10,000	Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to One Dollar ($1.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly

FP: truCrowd

CTC
VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further

FP: truCrowd

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

　　　i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

FP: truCrowd

CTC
VENTURES

CTC Ventures, Inc
40 Harrison Street Suite 36L
New York, NY 10013
838-202-6261

OFFERING STATEMENT

10,000	Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of <u>New York</u>.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

   (a) If to Purchaser:
Name _____

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share		
# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Email _____

 (b) If to Seller:
Name: Corey Lewis
Email: corey@1and1life.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:

_____

_____
(Name)

SELLER:

_____
(signature)

COREY LEWIS
(Name)

OWNER/CEO
(Position)